CONE MILLS CORPORATION
3101 NORTH ELM STREET
GREENSBORO  NC  27408


JUNE 29, 2001

VIA EDGAR

Securities and Exchange Commission
450 5TH ST NW
Washington, DC 20001

RE:      Cone Mills Corporation (the "Registrant") - Form 11K
         The 401(k) Program (Hourly) of Cone Mills Corporation

Gentlemen:

On behalf of the Registrant and pursuant to Rule 15d of the Securities Exchange Act of 1934, I hereby file the annual report on Form 11-K of The 401(k) Program (Hourly) of Cone Mills Corporation.

This report is being transmitted by EDGAR pursuant to General Instruction E of Form 11-K and Rule 101(b)(3) of Regulation S-T.

If there are any questions or comments regarding the contents of the materials in this transmission, please contact the undersigned, telephone 336.379.6568.

Sincerely,

CONE MILLS CORPORATION

/s/      Neil W. Koonce
Title: Vice President, General Counsel and Secretary

Enclosures

c:       Schell Bray Aycock Abel & Livingston, LLP (w/enclosures)
         McGladrey & Pullen, LLP (w/enclosures)
         New York Stock Exchange (w/enclosures)

           UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                              FORM 11-K


(Mark One)
(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year ended December 31, 2000

                                       OR

(   ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from          to

Commission file number 1-3634

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         The 401(k) Program (Hourly) of Cone Mills Corporation/
         Cone Mills Corporation Employee Equity Plan - Hourly

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.


                             CONE MILLS CORPORATION
                              3101 North Elm Street
                              Greensboro, NC 27408

                           The 401(k) Program (Hourly)
                            of Cone Mills Corporation


                                Financial Report


                                December 31, 2000

                                    Contents


INDEPENDENT AUDITOR'S REPORT                                                  1

FINANCIAL STATEMENTS

  Statements of net assets available for benefits with fund information   2 - 5

  Statements of changes in net assets available for benefits with fund
  information                                                             6 - 11

  Notes to financial statements                                          12 - 19

                            McGLADREY & PULLEN, LLP

                          CERTIFIED PUBLIC ACCOUNTANTS

                          INDEPENDENT AUDITOR'S REPORT




To the Advisory Committee
The 401(k) Program (Hourly)
  of Cone Mills Corporation
Greensboro, North Carolina

We have audited the accompanying statements of net assets available for benefits of The 401(k) Program (Hourly) of Cone Mills Corporation (Plan #017) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years ended December 31, 2000 and 1999, and for the period June 1, 1998 through December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The 401(k) Program (Hourly) of Cone Mills Corporation as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years ended December 31, 2000 and 1999, and the period June 1, 1998 through December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statements of net assets available for benefits and changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available and changes in net assets available of each fund. The Fund Information has been subject to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ McGladrey & Pullen, LLP
McGladrey & Pullen, LLP

Greensboro, North Carolina
May 4, 2001

THE 401(k) PROGRAM (HOURLY) OF CONE MILLS CORPORATION

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
WITH FUND INFORMATION
December 31, 2000


                                                  Vanguard       Vanguard      Vanguard      Vanguard
                                      Vanguard  International  LifeStrategy    Small-Cap    Total Bond
                                     500 Index      Growth       Moderate       Index      Market Index
                                        Fund         Fund       Growth Fund      Fund          Fund
-------------------------------------------------------------------------------------------------------
Assets:
  Investments, at fair value,
    trust funds (Note 6)           $   415,878   $    20,917   $   111,543   $    47,003   $    45,006
                                   --------------------------------------------------------------------

Receivables:
  Employer contributions                 1,780            90           477           201           193
  Employee contributions                 5,002           252         1,342           565           541
                                   --------------------------------------------------------------------
                                         6,782           342         1,819           766           734
                                   --------------------------------------------------------------------
            Total assets           $   422,660   $    21,259   $   113,362   $    47,769   $    45,740
                                   ====================================================================

Net Assets Available for Benefits:
  Amounts allocated to persons
    who have withdrawn from
    participation in the earnings and
    operations of the Plan         $     9,924   $       499   $     2,662   $     1,122   $     1,074
  Other                                412,736        20,760       110,700        46,647        44,666
                                   --------------------------------------------------------------------
                                   $   422,660   $    21,259   $   113,362   $    47,769   $    45,740
                                   ====================================================================


                                                                  Vanguard
                                      Vanguard     Vanguard      Retirement
                                     US Growth    Wellington      Savings     Cone Mills    Participant
                                        Fund         Fund          Trust      Stock Fund      Loans         Total
---------------------------------------------------------------------------------------------------------------------
Assets:
  Investments, at fair value,
    trust funds (Note 6)           $ 5,870,281   $ 2,135,848   $ 5,847,626   $ 1,046,962   $ 1,181,435   $16,722,499
                                   ----------------------------------------------------------------------------------

Receivables:
  Employer contributions                25,127         9,142        25,031         4,482             -        66,523
  Employee contributions                70,604        25,689        70,332        12,592             -       186,919
                                   ----------------------------------------------------------------------------------
                                        95,731        34,831        95,363        17,074             -       253,442
                                   ----------------------------------------------------------------------------------
            Total assets           $ 5,966,012   $ 2,170,679   $ 5,942,989   $ 1,064,036   $ 1,181,435   $16,975,941
                                   ==================================================================================

Net Assets Available for Benefits:
  Amounts allocated to persons
    who have withdrawn from
    participation in the earnings and
    operations of the Plan         $   140,080   $    50,967   $   139,539   $    24,983   $         -   $   370,850
  Other                              5,825,932     2,119,712     5,803,450     1,039,053     1,181,435    16,605,091
                                   ----------------------------------------------------------------------------------
                                   $ 5,966,012   $ 2,170,679   $ 5,942,989   $ 1,064,036   $ 1,181,435   $16,975,941
                                   ==================================================================================

See Notes to Financial Statements.

THE 401(k) PROGRAM (HOURLY) OF CONE MILLS CORPORATION

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
WITH FUND INFORMATION
December 31, 1999


                                                  Vanguard       Vanguard      Vanguard      Vanguard
                                      Vanguard  International  LifeStrategy    Small-Cap    Total Bond
                                     500 Index      Growth       Moderate       Index      Market Index
                                        Fund         Fund       Growth Fund      Fund          Fund
--------------------------------------------------------------------------------------------------------
Assets:
  Investments, at fair value,
    trust funds (Note 6)           $   334,091   $    16,374   $   114,967   $    11,113   $    45,486
                                   ---------------------------------------------------------------------

Receivables:
  Employer contributions                 1,257            62           433            42           171
  Employee contributions                 3,549           174         1,221           118           483
                                   ---------------------------------------------------------------------
                                         4,806           236         1,654           160           654
                                   ---------------------------------------------------------------------
       Total assets                $   338,897   $    16,610   $   116,621   $    11,273   $    46,140
                                   =====================================================================

Net Assets Available for Benefits:
  Amounts allocated to persons
    who have withdrawn from
    participation in the earnings and
    operations of the Plan         $    41,420   $     2,030   $    14,253   $     1,378   $     5,639
  Other                                297,477        14,580       102,368         9,895        40,501
                                   ---------------------------------------------------------------------
                                   $   338,897   $    16,610   $   116,621   $    11,273   $    46,140
                                   =====================================================================


                                                                  Vanguard
                                     Vanguard      Vanguard      Retirement
                                     US Growth    Wellington      Savings     Cone Mills    Participant
                                        Fund         Fund          Trust      Stock Fund      Loans         Total
----------------------------------------------------------------------------------------------------------------------
Assets:
  Investments, at fair value,
    trust funds (Note6)            $ 7,237,480   $ 1,851,108   $ 5,457,188   $ 1,767,006   $ 1,206,776   $18,041,589
                                   -----------------------------------------------------------------------------------

Receivables:
  Employer contributions                27,230         6,964        20,532         6,648             -        63,339
  Employee contributions                76,880        19,663        57,969        18,770             -       178,827
                                   -----------------------------------------------------------------------------------
                                       104,110        26,627        78,501        25,418             -       242,166
                                   -----------------------------------------------------------------------------------

       Total assets                $ 7,341,590  $  1,877,735  $  5,535,689  $  1,792,424  $  1,206,776  $ 18,283,755
                                   ===================================================================================

Net Assets Available for Benefits:
  Amounts allocated to persons
    who have withdrawn from
    participation in the earnings and
    operations of the Plan         $   897,293   $   229,498   $   676,575   $   219,071   $         -   $ 2,087,157
  Other                              6,444,297     1,648,237     4,859,114     1,573,353     1,206,776    16,196,598
                                   -----------------------------------------------------------------------------------
                                   $ 7,341,590   $ 1,877,735   $ 5,535,689   $ 1,792,424   $ 1,206,776   $18,283,755
                                   ===================================================================================

See Notes to Financial Statements.

THE 401(k) PROGRAM (HOURLY) OF CONE MILLS CORPORATION


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
WITH FUND INFORMATION
Year Ended December 31, 2000

                                                      Vanguard       Vanguard      Vanguard     Vanguard
                                         Vanguard   International  LifeStrategy    Small-Cap   Total Bond
                                        500 Index      Growth        Moderate       Index     Market Index
                                          Fund          Fund        Growth Fund      Fund         Fund
-----------------------------------------------------------------------------------------------------------
Investment income (loss):
  Gain (loss) on sale of investments $     (4,572)  $       (253)  $       (188) $       (14) $        121
  Unrealized appreciation (depreciation)
    in fair value of investments          (42,728)        (3,190)        (5,720)      (9,285)        1,657
  Dividends                                 4,108          1,669          4,704        6,540         2,990
  Interest                                      -              -              -            -             -
                                     ----------------------------------------------------------------------
                                          (43,192)        (1,774)        (1,204)      (2,759)        4,768
                                     ----------------------------------------------------------------------

Contributions:
  Employer                                 25,191          3,305          6,659        2,190         3,537
  Employee                                 72,356         10,047         19,609        7,230         9,871
  Participant loan repayments              14,374          2,008          3,600            -           288
                                     ----------------------------------------------------------------------
                                          111,921         15,360         29,868        9,420        13,696
                                     ----------------------------------------------------------------------

Transfers (to) from the 401(k) Program of
  Cone Mills Corporation                   28,009          1,267              -         (215)            -
Transfers with other funds                 33,776            230         (5,094)      32,400       (13,316)
                                     ----------------------------------------------------------------------
                                           61,785          1,497         (5,094)      32,185       (13,316)
                                     ----------------------------------------------------------------------

       Total additions (reductions)       130,514         15,083         23,570       38,846         5,148
                                     ----------------------------------------------------------------------

Benefits paid directly to partticipants    21,194          7,749         23,235        2,110         5,286
Participant loan withdrawals               23,449          2,426          3,167            -             -
Other deductions                            2,108            259            427          240           262
                                     ----------------------------------------------------------------------
       Total deductions                    46,751         10,434         26,829        2,350         5,548
                                     ----------------------------------------------------------------------
       Net increase (decrease)             83,763          4,649         (3,259)      36,496          (400)

Net assets available for benefits:
  December 31, 1999                       338,897         16,610        116,621       11,273        46,140
                                     ----------------------------------------------------------------------
  December 31, 2000                  $    422,660   $     21,259   $    113,362  $    47,769  $     45,740
                                     ======================================================================

                                                                     Vanguard
                                        Vanguard      Vanguard      Retirement
                                       US Growth     Wellington      Savings      Cone Mills    Participant
                                          Fund          Fund          Trust       Stock Fund       Loans        Total
------------------------------------------------------------------------------------------------------------------------
Investment income (loss):
  Gain (loss) on sale of investments $    (16,241)  $     (3,902)  $          -  $    41,486  $          -  $    16,437
  Unrealized appreciation (depreciation)
    in fair value of investments       (2,743,340)        18,506              -     (794,078)            -   (3,578,178)
  Dividends                             1,278,241        179,364              -       14,533             -    1,492,149
  Interest                                      -              -        333,682            -        99,299      432,981
                                     -----------------------------------------------------------------------------------
                                       (1,481,340)       193,968        333,682     (738,059)       99,299   (1,636,611)
                                     -----------------------------------------------------------------------------------

Contributions:
  Employer                                209,235         79,614        248,900      104,131             -      682,762
  Employee                                622,770        233,657        661,280      278,842             -    1,915,662
  Participant loan repayments             224,525         75,849        207,288       83,533      (611,465)           -
                                     -----------------------------------------------------------------------------------
                                        1,056,530        389,120      1,117,468      466,506      (611,465)   2,598,424
                                     -----------------------------------------------------------------------------------

Transfers (to) from the 401(k) Program of
  Cone Mills Corporation                  (70,348)         1,009          8,328      12,757        (1,269)      (20,462)
Transfers with other funds                134,485         11,760        (30,356)    (163,885)            -            -
                                     -----------------------------------------------------------------------------------
                                           64,137         12,769        (22,028)    (151,128)       (1,269)     (20,462)
                                     -----------------------------------------------------------------------------------
       Total additions (reductions)      (360,673)       595,857      1,429,122     (422,681)     (513,435)     941,351
                                     -----------------------------------------------------------------------------------

Benefits paid directly to participants    754,601        239,666        797,554      217,076        97,113    2,165,584
Participant loan withdrawals              237,160         52,068        190,635       76,302      (585,207)           -
Other deductions                           23,144         11,179         33,633       12,329             -       83,581
                                     -----------------------------------------------------------------------------------

        Total deductions                1,014,905        302,913      1,021,822      305,707      (488,094)   2,249,165
                                     -----------------------------------------------------------------------------------

        Net increase (decrease)        (1,375,578)       292,944        407,300     (728,388)      (25,341)  (1,307,814)

Net assets available for benefits:
  December 31, 1999                     7,341,590      1,877,735      5,535,689    1,792,424     1,206,776   18,283,755
                                     -----------------------------------------------------------------------------------
  December 31, 2000                  $  5,966,012   $  2,170,679   $  5,942,989  $ 1,064,036  $  1,181,435 $ 16,975,941
                                     ===================================================================================

See Notes to Financial Statements.

THE 401(k) PROGRAM (HOURLY) OF CONE MILLS CORPORATION


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
WITH FUND INFORMATION
Year Ended December 31, 1999

                                                      Vanguard       Vanguard      Vanguard      Vanguard
                                        Vanguard    International  LifeStrategy    Small-Cap    Total Bond
                                       500 Index       Growth        Moderate        Index     Market Index
                                          Fund          Fund        Growth Fund       Fund          Fund
------------------------------------------------------------------------------------------------------
Investment income (loss):
  Gain (loss) on sale of investments $      2,144   $         26   $        182  $      (415) $       (120)
  Unrealized appreciation (depreciation)
    in fair value of investments           42,143          2,163          7,583          608        (1,895)
  Dividends                                 5,044            815          4,093          985         1,861
  Interest                                      -              -              -            -             -
                                     ----------------------------------------------------------------------
                                           49,331          3,004         11,858        1,178          (154)
                                     ----------------------------------------------------------------------
Contributions:
  Employer                                 20,681          1,896          5,476          873         3,535
  Employee                                 57,125          7,386         17,306        3,353        10,853
  Participant loan repayments               5,929            360          3,027            -           487
                                     ----------------------------------------------------------------------
                                           83,735          9,642         25,809        4,226        14,875
                                     ----------------------------------------------------------------------

Transfers with other funds                 98,754          1,432         33,438       (3,986)       20,941
                                     ----------------------------------------------------------------------

        Total additions                   231,820         14,078         71,105        1,418        35,662
                                     ----------------------------------------------------------------------

Benefits paid directly to participants     32,041            808         11,891          477         2,510
Participant loan withdrawals                7,257            104             40            -           142
Other deductions                            1,780            192            428          126           303
                                     ----------------------------------------------------------------------

         Total deductions                  41,078          1,104         12,359          603         2,955
                                     ----------------------------------------------------------------------

         Net increase (decrease)          190,742         12,974         58,746          815        32,707

Net assets available for benefits:
  December 31, 1998                       148,155          3,636         57,875       10,458        13,433
                                     ----------------------------------------------------------------------
  December 31, 1999                  $    338,897   $     16,610   $    116,621  $    11,273  $     46,140
                                     ======================================================================


                                                                     Vanguard
                                       Vanguard       Vanguard      Retirement
                                       US Growth     Wellington       Savings     Cone Mills   Participant
                                         Fund          Fund           Trust       Stock Fund      Loans         Total
-----------------------------------------------------------------------------------------------------------------------
Investment income (loss):
  Gain (loss) on sale of investments $     98,988   $     12,428   $          -  $   (30,366) $          - $    82,867
  Unrealized appreciation (depreciation)
    in fair value of investments          920,883        (93,537)             -     (392,147)            -     485,801
  Dividends                               383,038        170,216              -        2,698             -     568,750
  Interest                                      -              -        320,198            -       103,779     423,977
                                     ----------------------------------------------------------------------------------
                                        1,402,909         89,107        320,198     (419,815)      103,779   1,561,395
                                     ----------------------------------------------------------------------------------

Contributions:
  Employer                                229,381         85,010        255,086      128,425             -     730,363
  Employee                                689,110        250,565        677,542      345,917             -   2,059,157
  Participant loan repayments             158,243         55,305        183,150       65,269      (471,770)          -
                                     ----------------------------------------------------------------------------------
                                        1,076,734        390,880      1,115,778      539,611      (471,770)  2,789,520
                                     ----------------------------------------------------------------------------------

Transfers with other funds                (48,378)       (52,280)        67,662     (117,583)            -           -
                                     ----------------------------------------------------------------------------------

        Total additions                 2,431,265        427,707      1,503,638        2,213      (367,991)  4,350,915
                                     ----------------------------------------------------------------------------------

Benefits paid directly to participants  1,299,209        394,863      1,156,833      441,070       285,639   3,625,341
Participant loan withdrawals              321,286         65,484        225,379       78,996      (698,688)          -
Other deductions                           23,396         10,414         44,080       15,058             -      95,777
                                     ----------------------------------------------------------------------------------

        Total deductions                1,643,891        470,761      1,426,292      535,124      (413,049)  3,721,118
                                     ----------------------------------------------------------------------------------

        Net increase (decrease)           787,374        (43,054)        77,346     (532,911)       45,058     629,797

Net assets available for benefits:
  December 31, 1998                     6,554,216      1,920,789      5,458,343    2,325,335     1,161,718  17,653,958
                                     ----------------------------------------------------------------------------------
  December 31, 1999                  $  7,341,590   $  1,877,735   $  5,535,689  $ 1,792,424  $  1,206,776 $18,283,755
                                     ==================================================================================

See Notes to Financial Statements.

THE 401(k) PROGRAM (HOURLY) OF CONE MILLS CORPORATION

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
WITH FUND INFORMATION
Period June 1, 1998 through December 31, 1998

                                                      Vanguard        Vanguard      Vanguard     Vanguard
                                         Vanguard   International   LifeStrategy    Small-Cap   Total Bond
                                        500 Index      Growth         Moderate        Index    Market Index
                                          Fund          Fund        Growth Fund       Fund        Fund
-----------------------------------------------------------------------------------------------------------
Investment income (loss):
  Gain (loss) on sale of investments $      1,242   $          2   $        570  $         -  $          8
  Unrealized appreciation (depreciation)
    in fair value of investments           15,811            209          3,011         (286)          (76)
  Dividends                                 1,302             58          1,829          731           167
  Interest                                      -              -              -            -             -
                                     ----------------------------------------------------------------------
                                           18,355            269          5,410          445            99
                                     ----------------------------------------------------------------------

Contributions:
  Employer                                  7,283            551          1,476          319           829
  Employee                                 19,304          2,281          4,382        1,094         2,498
  Participant loan repayments                 120              -            140            -             7
                                     ----------------------------------------------------------------------
                                           26,707          2,832          5,998        1,413         3,334
                                     ----------------------------------------------------------------------

Transfers:
  To merge net assets from Cone Mills
    Corporation Employee Equity
    Plan-Hourly (Note 2)                        -              -              -            -             -
  With other funds                        116,600            558         51,827        8,655        13,153
                                     ----------------------------------------------------------------------
                                          116,600            558         51,827        8,655        13,153
                                     ----------------------------------------------------------------------

         Total additions                  161,662          3,659         63,235       10,513        16,586
                                     ----------------------------------------------------------------------
Benefits paid directly to participants        215              -             27            -           193
Participant loan withdrawals               12,934              -          5,246            -         2,932
Other deductions                              358             23             87           55            28
                                     ----------------------------------------------------------------------

         Total deductions                  13,507             23          5,360           55         3,153
                                     ----------------------------------------------------------------------
         Net increase (decrease)          148,155          3,636         57,875       10,458        13,433

Net assets available for benefits:
  June 1, 1998                                  -              -              -            -             -
                                     ----------------------------------------------------------------------
  December 31, 1998                  $    148,155   $      3,636   $     57,875  $    10,458  $     13,433
                                     ======================================================================

                                                                      Vanguard
                                        Vanguard        Vanguard     Retirement
                                       US Growth       Wellington      Savings    Cone Mills   Participant
                                         Fund             Fund          Trust     Stock Fund     Loans        Total
----------------------------------------------------------------------------------------------------------------------
Investment income (loss):
  Gain (loss) on sale of investments $      5,799   $    (15,401)  $          -  $  (416,368) $         -  $ (424,148)
  Unrealized appreciation (depreciation)
    in fair value of investments          691,257       (124,914)             -   (1,134,431)           -    (549,419)
  Dividends                               426,075        211,953              -            -            -     642,115
  Interest                                      -              -        189,122            -        2,255     191,377
                                     ---------------------------------------------------------------------------------
                                        1,123,131         71,638        189,122   (1,550,799)       2,255    (140,075)
                                     ---------------------------------------------------------------------------------

Contributions:
  Employer                                192,922         68,876        222,767      112,484            -     607,507
  Employee                                630,080        215,057        652,803      309,091            -   1,836,590
  Participant loan repayments               5,984          2,369          7,270        2,413      (18,303)          -
                                     ---------------------------------------------------------------------------------
                                          828,986        286,302        882,840      423,988      (18,303)  2,444,097
                                     ---------------------------------------------------------------------------------

Transfers:
  To merge net assets from Cone Mills
    Corporation Employee Equity
    Plan-Hourly (Note 2)                        -              -              -    3,894,896            -   3,894,896
  With other funds                       (264,105)        90,232         40,762      (57,682)           -           -
                                     ---------------------------------------------------------------------------------
                                         (264,105)        90,232         40,762    3,837,214            -   3,894,896
                                     ---------------------------------------------------------------------------------

         Total additions                1,688,012        448,172      1,112,724    2,710,403      (16,048)  6,198,918
                                     ---------------------------------------------------------------------------------

Benefits paid directly to participants    453,402        170,398        609,339      255,257        5,986   1,494,817
Participant loan withdrawals              396,534        151,807        493,798      120,501   (1,183,752)          -
Other deductions                           11,707          4,922         20,322        9,310            -      46,812
                                    ----------------------------------------------------------------------------------

         Total deductions                 861,643        327,127      1,123,459      385,068   (1,177,766)  1,541,629
                                     ---------------------------------------------------------------------------------

         Net increase (decrease)          826,369        121,045        (10,735)   2,325,335    1,161,718   4,657,289

Net assets available for benefits:
  June 1, 1998                          5,727,847      1,799,744      5,469,078            -            -  12,996,669
                                     ---------------------------------------------------------------------------------
  December 31, 1998                  $  6,554,216   $  1,920,789   $  5,458,343  $ 2,325,335  $ 1,161,718 $17,653,958
                                     =================================================================================

See Notes to Financial Statements.

THE 401(k) PROGRAM (HOURLY)
OF CONE MILLS CORPORATION


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 1.  Significant Accounting Policies

Accounting principles and practices: The Plan's investments are held in a trust fund administered by The Vanguard Group, Inc. ("Vanguard"). The accounting records with respect to financial transactions are maintained by Vanguard. Vanguard invests the participant's accounts, as elected by the participant, among nine investment alternatives. Participants may change their investment options on a daily basis. The financial statements of the Plan are presented under the accrual method of accounting.

Note 2.  Description of the Plan

The Plan is a qualified, defined contribution plan which became effective on January 1, 1994 under the name Supplemental Retirement Plan - Hourly of Cone Mills Corporation. On January 1, 1994, all hourly employees in the "Supplemental Retirement Plan of Cone Mills Corporation" transferred their account balances to this Plan. On June 1, 1998, the Cone Mills Corporation Employee Equity Plan - Hourly ("EEP - Hourly") was merged into the Plan with all of the EEP - Hourly's net assets being transferred into the Plan at that date. Immediately thereafter, the EEP - Hourly was terminated with the Plan being the survivor. On that same date, the Plan assumed its current name in conjunction with the change to Vanguard as Plan trustee and administrator.

Assets: Assets of the Plan are included with assets of "The 401(k) Program of Cone Mills Corporation" in a master trust.

Eligibility: Hourly employees who have attained age 21 and have completed one year of service are eligible for the Plan.

Member contributions: Members may contribute from 2% to 15% of compensation on a before-tax (Section 401(k)) basis.

Company contributions: Matching contributions are required in an amount equal to 40% of each member's contributions not in excess of 6% of his compensation. Additional matching contributions may be made at the discretion of Cone Mills Corporation.

Benefits: The accumulated value of a member's individual account is paid after retirement or other separation from service. Benefits are ordinarily paid in a lump sum distribution in the year following the year of retirement or other termination of employment; however, installment distributions may be made at the election of the participant.

Member accounts: Individual accounts are maintained for each participant which record the accumulated value of Company contributions allocated to such participant, the participant's contributions and investment earnings thereon. Participants receive statements showing the value of their accounts quarterly.

Valuation of assets: The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at net asset value at year-end. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash portion.) Participant loans are valued at cost which approximates fair value.

Note 2.       Description of the Plan (Continued)

Vesting:  All members' accounts are 100% vested.


Investment alternatives: Participants must direct their salary deferral contributions to selected investments as made available and determined by the plan administrator. Participants may change their investment options any time throughout the year via direct phone or internet access to Vanguard. Each member has the following nine investment alternatives:

o Vanguard 500 Index Fund - Primarily invested in all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index.
o Vanguard International Growth Fund - Primarily invested in stocks of high-quality, seasoned companies based outside the United States.
o Vanguard LifeStrategy Moderate Growth Fund - Primarily invested in a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund.
o Vanguard Small-Cap Index Fund - Primarily invested in a sample of small stocks in the Russell 2000 Index, an unmanaged index of smaller companies.
o Vanguard Total Bond Market Index Fund - Primarily invested in a sample of bonds in the unmanaged Lehman Brothers Aggregate Bond Index.
o Vanguard U. S. Growth Fund - Primarily invested in common stocks of various public companies.
o Vanguard Wellington Fund - Primarily invested in common and preferred stocks and corporate and government bonds.
o Vanguard Retirement Savings Trust - Primarily invested in fixed income securities such as investment contracts issued by insurance companies and commercial banks, interest-bearing accounts, certificates of deposit and money market investments.
o Cone Mills Stock Fund - Primarily invested in the common stock of Cone Mills Corporation.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


Note 3.  Plan Termination

If the Plan is terminated, each member would be entitled to the total amount in his account, payable under the terms of the Plan.


Note 4.  Withdrawals and Loans From the Plan

Under the provisions of the Plan relating to financial hardship, a participant may receive an in-service withdrawal of funds from his plan account. Loans from the Plan are also permitted for up to 50% (maximum of $25,000) of the member's account balance.

Note 5.  Income Tax Status

The Plan is intended to meet the qualification requirements of Section 401(k) and related provisions of the Internal Revenue Code. As long as the Plan meets these requirements, the Plan will not be subject to income taxes and members will not recognize taxable income for federal income tax purposes upon receipt to their individual accounts of contributions, dividends, interest or investment gains. Taxation of the amounts credited to a member's individual account is deferred until the member receives a distribution. The Plan has received a determination letter from the Internal Revenue Service affirming that the Plan is a qualified trust exempt from income taxes.

Note 6.  Investments

The following tables present the cost and fair values of the Plan's investments at December 31, 2000 and 1999, respectively:


                                                                                 2000
                                                                         Cost          Fair Value
                                                                     -----------------------------
Vanguard Funds:
* 500 Index ($121.86/unit; 3,412.753 units)                          $    405,825     $    415,878
* International Growth ($18.87/unit; 1,108.467 units)                      21,399           20,917
* LifeStrategy Moderate Growth ($17.24/unit; 6,470.014 units)             108,916          111,543
* Small-Cap Index ($19.44/unit; 2,417.837 units)                           55,158           47,003
* Total Bond Market Index ($9.96/unit; 4,518.719 units)                    46,727           45,006
* U. S. Growth ($27.65/unit; 212,306.730 units)                         7,609,385        5,870,281
* Wellington ($28.21/unit; 75,712.442 units)                            2,209,368        2,135,848
* Vanguard Retirement Savings Trust ($1.00/unit; 5,847,626 units)       5,847,626        5,847,626
* Cone Mills Stock Fund ($2.48/unit; 422,162.268 units)                 2,297,954        1,046,962
* Participant loans                                                     1,181,435        1,181,435
                                                                     -----------------------------
                                                                     $ 19,783,793     $ 16,722,499
                                                                     =============================
*Designates party-in-interest

                                                                                 1999
                                                                         Cost          Fair Value
                                                                     -----------------------------
Vanguard Funds:
* 500 Index ($135.33/unit; 2,468.713 units)                          $    281,310     $    334,091
* International Growth ($22.49/unit; 728.045 units)                        13,666           16,374
* LifeStrategy Moderate Growth ($18.18/unit; 6,323.806 units)             106,620          114,967
* Small-Cap Index ($23.60/unit; 470.900 units)                              9,983           11,113
* Total Bond Market Index ($9.56/unit; 4,757.926 units)                    48,864           45,486
* U. S. Growth ($43.53/unit; 166,264.193 units)                         6,233,244        7,237,480
* Wellington ($27.96/unit; 66,205.589 units)                            1,943,134        1,851,108
* Vanguard Retirement Savings Trust ($1.00/unit; 5,457,188 units)       5,457,188        5,457,188
* Cone Mills Stock Fund ($4.37/unit; 404,349.099 units)                 2,223,920        1,767,006
* Participant loans                                                     1,206,776        1,206,776
                                                                     -----------------------------
                                                                     $ 17,524,705     $ 18,041,589
                                                                     =============================
*Designates party-in-interest


The market volatility of equity-based investments is expected to substantially impact the value of such investments at any given time. It is likely that the value of the Plan's investments, both in total and in individual participant accounts, has declined since December 31, 2000.

The following tables present the realized gains (losses) on investments for the years ended December 31, 2000 and 1999, and the period June 1, 1998 through December 31, 1998, respectively, using the average cost method for determining the cost of the investments sold:

                                                                      2000
                                                Proceeds             Cost            Gain (Loss)
                                               --------------------------------------------------
Vanguard 500 Index Fund                        $   100,371        $   104,943       $     (4,572)
Vanguard International Growth Fund                  11,759             12,012               (253)
Vanguard LifeStrategy Moderate Growth Fund          43,108             43,296               (188)
Vanguard Small-Cap Index Fund                        3,338              3,352                (14)
Vanguard Total Bond Market Index Fund               19,847             19,726                121
Vanguard U. S. Growth Fund                       1,442,457          1,458,698            (16,241)
Vanguard Wellington Fund                           367,168            371,070             (3,902)
Vanguard Retirement Savings Trust                1,511,683          1,511,683                  -
Cone Mills Stock Fund                              696,390            654,904             41,486
                                               --------------------------------------------------
                                               $ 4,196,121        $ 4,179,684       $     16,437
                                               ==================================================


                                                                     1999
                                               Proceeds             Cost             Gain (Loss)
                                              -------------------------------------------------
Vanguard 500 Index Fund                       $   48,597           $ 46,453         $    2,144
Vanguard International Growth Fund                 1,104              1,078                 26
Vanguard LifeStrategy Moderate Growth Fund        12,460             12,278                182
Vanguard Small-Cap Index Fund                      7,215              7,630               (415)
Vanguard Total Bond Market Index Fund              3,278              3,398               (120)
Vanguard U. S. Growth Fund                     1,909,697          1,810,709             98,988
Vanguard Wellington Fund                         590,204            577,776             12,428
Vanguard Retirement Savings Trust              1,589,511          1,589,511                  -
Cone Mills Stock Fund                            742,920            773,286            (30,366)
                                              -------------------------------------------------
                                              $4,904,986        $ 4,822,119         $   82,867
                                              =================================================


                                                                     1998
                                               Proceeds             Cost           Gain (Loss)
                                              -------------------------------------------------
Vanguard 500 Index Fund                       $   23,656       $     22,414       $      1,242
Vanguard International Growth Fund                    23                 21                  2
Vanguard LifeStrategy Moderate Growth Fund        15,234             14,664                570
Vanguard Small-Cap Index Fund                         56                 56                  -
Vanguard Total Bond Market Index Fund              3,153              3,145                  8
Vanguard U. S. Growth Fund                     1,215,559          1,209,760              5,799
Vanguard Wellington Fund                         395,197            410,598            (15,401)
Vanguard Retirement Savings Trust              1,250,754          1,250,754                  -
Cone Mills Stock Fund                            546,740            963,108           (416,368)
                                              -------------------------------------------------
                                              $3,450,372       $  3,874,520       $   (424,148)
                                              =================================================

The following tables present the unrealized appreciation (depreciation) on investments as of December 31, 2000, December 31, 1999, December 31, 1998, and June 1, 1998, and the changes in unrealized appreciation (depreciation) for the periods therein:

                                                              Unrealized                             Unrealized
                                                             Appreciation         Change in         Appreciation
                                                            (Depreciation)       Unrealized        (Depreciation)
                                                             December 31,       Appreciation        December 31,
                                                                 1999          (Depreciation)           2000
                                                          ----------------------------------------------------------
Vanguard 500 Index Fund                                   $     52,781          $   (42,728)         $    10,053
Vanguard International Growth Fund                               2,708               (3,190)                (482)
Vanguard LifeStrategy Moderate Growth Fund                       8,347               (5,720)               2,627
Vanguard Small-Cap Index Fund                                    1,130               (9,285)              (8,155)
Vanguard Total Bond Market Index Fund                           (3,378)               1,657               (1,721)
Vanguard U. S. Growth Fund                                   1,004,236           (2,743,340)          (1,739,104)
Vanguard Wellington Fund                                       (92,026)              18,506              (73,520)
Vanguard Retirement Savings Trust                                    -                    -                    -
Cone Mills Stock Fund                                         (456,914)            (794,078)          (1,250,992)
Participant Loans                                                    -                    -                    -
                                                          ----------------------------------------------------------
                                                          $    516,884          $(3,578,178)        $ (3,061,294)
                                                          ==========================================================


                                                              Unrealized                             Unrealized
                                                             Appreciation         Change in         Appreciation
                                                            (Depreciation)       Unrealized        (Depreciation)
                                                             December 31,       Appreciation        December 31,
                                                                 1998          (Depreciation)           1999
                                                          ----------------------------------------------------------
Vanguard 500 Index Fund                                   $     10,638          $    42,143          $    52,781
Vanguard International Growth Fund                                 545                2,163                2,708
Vanguard LifeStrategy Moderate Growth Fund                         764                7,583                8,347
Vanguard Small-Cap Index Fund                                      522                  608                1,130
Vanguard Total Bond Market Index Fund                           (1,483)              (1,895)              (3,378)
Vanguard U. S. Growth Fund                                      83,353              920,883            1,004,236
Vanguard Wellington Fund                                         1,511              (93,537)             (92,026)
Vanguard Retirement Savings Trust                                    -                    -                    -
Cone Mills Stock Fund                                          (64,767)            (392,147)            (456,914)
Participant Loans                                                    -                    -                    -
                                                          ----------------------------------------------------------
                                                          $     31,083          $   485,801          $   516,884
                                                          ==========================================================

                                                              Unrealized                             Unrealized
                                                             Appreciation         Change in         Appreciation
                                                            (Depreciation)       Unrealized        (Depreciation)
                                                               June 1,          Appreciation        December 31,
                                                                 1998          (Depreciation)           1998
                                                          ----------------------------------------------------------
Vanguard 500 Index Fund                                   $     (5,173)         $   15,811           $    10,638
Vanguard International Growth Fund                                 336                 209                   545
Vanguard LifeStrategy Moderate Growth Fund                      (2,247)              3,011                   764
Vanguard Small-Cap Index Fund                                      808                (286)                  522
Vanguard Total Bond Market Index Fund                           (1,407)                (76)               (1,483)
Vanguard U. S. Growth Fund                                    (607,904)            691,257                83,353
Vanguard Wellington Fund                                       126,425            (124,914)                1,511
Vanguard Retirement Savings Trust                                    -                   -                     -
Cone Mills Stock Fund                                        1,069,664          (1,134,431)              (64,767)
Participant Loans                                                    -                    -                    -
                                                          ----------------------------------------------------------
                                                          $    580,502          $ (549,419)          $    31,083
                                                          ==========================================================

The following table details the number of participants in each investment program as of December 31, 2000 and 1999, respectively:


                                                      2000               1999
                                          --------------------------------------
Vanguard 500 Index Fund                                132                104
Vanguard International Growth Fund                      33                 23
Vanguard LifeStrategy Moderate Growth Fund              40                 29
Vanguard Small-Cap Index Fund                           27                 12
Vanguard Total Bond Market Index Fund                   31                 26
Vanguard U. S. Growth Fund                             868                930
Vanguard Wellington Fund                               549                623
Vanguard Retirement Savings Trust                     1317              1,445
Cone Mills Stock Fund                                  732                851

Note 7. Reconciliation of Differences Between These Financial Statements and the Financial Information Required on Form 5500

                                                                          December 31,
                                                                      2000            1999
Net assets available for benefits as presented in these financial
  statements                                                     $ 16,975,941    $ 18,283,755
Adjustment of benefits payable                                       (370,850)     (2,087,157)
                                                                 -----------------------------
Net assets available for benefits as presented in Form 5500      $ 16,605,091    $ 16,196,598
                                                                 =============================
Net increase (decrease) in net assets available for benefits as
  presented in these financial statements                        $ (1,307,814)   $    629,797
Adjustment of benefits paid                                         1,716,307      (1,299,436)
                                                                 -----------------------------
Net increase (decrease) in net assets available for benefits as
  presented in Form 5500                                         $    408,493    $   (669,639)
                                                                 =============================

                             CONE MILLS CORPORATION
                          EMPLOYEE EQUITY PLAN - HOURLY
                                FINANCIAL REPORT
                                  JUNE 1, 1998

                               Contents

 INDEPENDENT AUDITOR'S REPORT                                        1

 FINANCIAL STATEMENTS

   Statement of financial condition                                  2

   Statement of income and changes in plan equity                    3

   Notes to financial statements                                   4-6

                             McGLADREY & PULLEN, LLP
                          CERTIFIED PUBLIC ACCOUNTANTS

                          INDEPENDENT AUDITOR'S REPORT

To the Advisory Committee
Cone Mills Corporation
 Employee Equity Plan-Hourly
Greensboro, North Carolina

We have audited the accompanying statement of financial condition of the Cone Mills Corporation Employee Equity Plan - Hourly as of June 1, 1998, and the related statements of income and changes in plan equity for the period January 1, 1998 through June 1, 1998 and the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Cone Mills Corporation Employee Equity Plan - Hourly as of June 1, 1998, and the changes in plan equity for the period January 1, 1998 through June 1, 1998 and the year ended December 31, 1997, in conformity with generally accepted accounting principles.

As discussed in Note 6 to the financial statements, the Plan's net assets were merged into the Cone Mills Corporation Supplemental Retirement Plan -Hourly ("SRP-Hourly") on June 1, 1998. Immediately thereafter, the Plan was terminated with the SRP-Hourly being the survivor.

/s/ McGladrey & Pullen, LLP
McGLADREY & PULLEN, LLP

Greensboro, North Carolina
October 23, 1998

STATEMENTS OF FINANCIAL CONDITION
JUNE 1, 1998

                                                                                       1998
Assets:
  Money market account, Crestar Bank                                                $       -
  Investment in Cone Mills Corporation common stock at
    market value (shares 365,675)(cost $2,341,418)                                          -
  Accounts receivable, Cone Mills Corporation                                          21,115
  Accounts receivable, participants                                                    46,456
  Accrued income receivable                                                               143
                                                                                       ------
       Total assets                                                                    67,714
                                                                                       ------

Liabilities:
  Amounts due to Cone Mills Supplemental Retirement
    Plan -Hourly                                                                       67,714
                                                                                       ------
       Total liabilities                                                               67,714
                                                                                       ------

Equity:
  Amounts allocated to persons who have withdrawn from
    participation in the earnings and operations of the
    Plan                                                                                    -
  Other                                                                                     -
                                                                                       ------
       Net assets available for benefits                                             $      -
                                                                                       ======

See Notes to Financial Statements.

STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
PERIOD JANUARY 1, 1998 THROUGH JUNE 1, 1998 AND YEAR ENDED DECEMBER 31, 1997

                                                1998         1997
Additions:
Interest income                            $    1,647  $     5,577
Cone Mills Corporation contributions          116,929      315,579
Participants contributions                    255,779      689,177
Gains realized on distributions of Cone
  Mills Corporation common stock to plan
  participants (market value $12,012;
  (cost $9,615)                                     -        2,397
Gains realized on sales of Cone Mills
  Corporation common stock (proceeds
  1998 $49,458; 1997 $26,877)(cost
  1998 $37,561; 1997 $21,182)                   11,897       5,695
Transfers from Cone Mills Corporation
  Employee Equity Plan                          46,534           -
Unrealized appreciation of investments         690,854           -
                                             ---------   ---------
      Total additions                        1,123,640   1,018,425
                                             ---------   ---------

Reductions:
  Benefit payments                             103,132     418,929
  Transfers to Cone Mills Corporation
    Supplemental Retirement Plan-Hourly        139,487     305,041
  Transfers to Cone Mills Corporation
    Employee Equity Plan                             -      29,420
  Unrealized depreciation of investments             -      74,859
  Transfer to merge net assets into Cone
    Mills Corporation Supplemental Retirement
    Plan - Hourly (Note 6)                   3,894,896           -
                                             ---------   ---------
      Total reductions                       4,137,515     828,249
                                             ---------   ---------

    Increase (decrease) in plan equity      (3,013,875)    190,176

Plan equity:
  Beginning                                  3,013,875   2,823,699
                                             ---------   ---------
  Ending                                    $        -  $3,013,875
                                             =========   =========

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Note 1.  Accounting Principles and Practices

The assets of the Plan were valued at market. Market for Cone Mills Corporation common stock was based upon closing quotations on the New York Stock Exchange Composite Tape. The accrual method of accounting was used. Cost for dispositions of stock was determined by the average cost method.

Note 2.  Description of the Plan

The Plan was a defined contribution plan which became effective on January 1, 1994. On January 1, 1994, all hourly employees in the "Employee Equity Plan" transferred their account balances to this Plan. A general description of the provisions of the Plan follows:

Assets: Assets of the Plan were included with assets of the "Employee Equity Plan" in a master trust ("Plans"). Assets were invested primarily in Cone Mills Corporation common stock. A portion of the assets were held in an Other Investments Fund which holds short-term cash or money market investments. The portion held in the Other Investments Fund was used for cash distributions to participants and to enable the Plans to purchase additional Cone Mills Corporation common stock. Members with account balances less than $5,000 were allowed to make a one-time transfer of their account balances to the Cone Mills Corporation Supplemental Retirement Plans. Also, members who had attained 60 years of age as of the last day of the prior plan year, were allowed to transfer in two annual installments their account balances in these Plans to the Cone Mills Corporation Supplemental Retirement Plans. Other members were allowed to transfer their account balances to the Cone Mills Corporation Supplemental Retirement Plans over a four-year period. Otherwise, members of the Plans were not entitled to select the manner in which their individual accounts were invested.

Market risk: The Plan invested primarily in Cone Mills Corporation common stock ("Cone stock"). Cone stock is traded on the New York Stock Exchange, and therefore its value is subject to the effects of fluctuations in overall market performance. The Plan was potentially subject to heightened levels of market risk attributable to its investment concentration.

Eligibility: Hourly employees who had attained age 21 were eligible after completing one year of service.

Member contributions: Members were allowed to contribute from 2% to 15% of compensation on a before-tax (Section 401(k)) basis.

Company contributions: Matching contributions were required each period in an amount equal to 50% of each member's contribution not in excess of 6% of his compensation. Additional matching contributions could have been made at the discretion of Cone Mills Corporation.

Benefits: The accumulated value of a member's individual account was paid after retirement or other separation from service. Distributions from the Plan must have been paid in cash, except that the receiving member was allowed to receive his distribution in the form of qualifying employer securities unless such a distribution was restricted according to the Company's bylaws and articles of incorporation. The valuation of Cone Mills Corporation common stock used for cash distributions was the closing price of such stock as reported on the sixtieth day following the applicable valuation date.

Member accounts: Individual accounts were maintained for each plan participant which recorded the accumulated value of Company contributions allocated to such participant, the participant's contributions and investment earnings thereon.

Vesting:  All members' accounts were 100% vested.
-------

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3.  Unrealized Appreciation of Investments

The unrealized appreciation of investments as of June 1, 1998, (immediately prior to transfer) and December 31, 1997, is as follows:

                              1998           1997
                              -----          ----
                          $ 1,209,982   $   492,567
                            =========     =========

Note 4.  Federal Income Taxes

The Plan was intended to meet the qualification requirements of Sections 401(a) and 401(k) and related provisions of the Internal Revenue Code. As long as the Plan met these requirements, the Plan was not subject to income taxes and members would not recognize taxable income for federal income tax purposes upon receipt to their individual accounts of contributions, dividends, interest or investment gains. Taxation of the amounts credited to a member's individual account was deferred until the member received a distribution. A favorable determination letter had been obtained as of June 1, 1998.

Note 5. Reconciliation of Differences Between These Financial Statements and the Financial Information Required on Form 5500

                                                    June 1,                   December 31,
                                                     1998                         1997

Net increase (decrease) in plan equity as
  presented in these financial statements         $(3,013,875)               $   190,176
Adjustment of benefits paid                           230,056                    (45,043)
                                                    ---------                  ---------
Net increase (decrease) in plan equity as
  presented in Form 5500                          $(2,783,819)               $   145,133
                                                    =========                  =========

Note 6.  Plan Merger and Termination

The Plan was merged into the Cone Mills Corporation Supplemental Retirement Plan-Hourly ("SRP-Hourly") on June 1, 1998. All of the Plan's net assets were transferred into the SRP-Hourly at that date. Immediately thereafter, the Plan was terminated with the SRP-Hourly being the survivor.